UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934


                            Foamex International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   344123 10 4
--------------------------------------------------------------------------------

                                 (CUSIP Number)



                                December 11, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


                             Jean-Francois Poncelet
                                  Genfina S.A.
                                  rue Royale 30
                                     B-1000
                                Brussels, Belgium
                          Telephone: 011-32-2-507-02-11
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                    Copy to:

                            Douglas P. Bartner, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                               New York, NY 10022
                            Telephone: (212) 848-4000

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
|X|      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

                                 SCHEDULE 13G/A

CUSIP NO. 344123 10 4                                         Page 2 of 6 Pages


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON (ENTITIES ONLY)

        GENFINA S.A.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                          (a)[ ]
        Not Applicable.                                                   (b)[ ]

3       SEC USE ONLY


4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Belgium

           NUMBER OF             5       SOLE VOTING POWER
            SHARES
         BENEFICIALLY                    0
           OWNED BY
             EACH                6       SHARED VOTING POWER
           REPORTING
            PERSON                       0
             WITH

                                 7       SOLE DISPOSITIVE POWER

                                         0

                                 8       SHARED DISPOSITIVE POWER

                                         0

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

                [ ]

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0.0%

12        TYPE OF REPORTING PERSON

          CO

                                  SCHEDULE 13G/A

This Amendment No. 1 (this "First Amendment") amends and supplements the
Schedule 13G filed with the Securities and Exchange Commission on January 6, 2000 (the "Schedule 13G") by Genfina S.A., and is filed to reflect information required by Rule 13d-1 under the Securities Exchange Act of 1934, as amended, with respect to common stock, par value $.01 per share (the "Common Stock"), of Foamex International Inc. Capitalized terms used in this First Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13G.

Item 1 (a)   Name of Issuer:

             (a)      Foamex International Inc.

Item 1 (b)   Address of Issuer's Principal Executive Offices:

             1000 Columbia Avenue
             Linwood, Pennsylvania  19601

Item 2 (a)   Name of Person Filing:

             Genfina S.A.

Item 2 (b)   Address of Principal Business Office:

             rue Royale 30, B-1000 Brussels, Belgium

Item 2 (c)   Citizenship:

             Belgium.

Item 2 (d)   Title of Class of Securities:

             Common Stock, par value $.01 per share.

Item 2 (e)   CUSIP Number:

             344123 10 4

Item 3       This statement is filed pursuant to ss.240.13d-1(c).

Item 4       Ownership:

             (a)     Amount Beneficially Owned:  0 shares
             (b)     Percent of Class:  0.0%
             (c)     Number of Shares as to which such person has:

                (i)   Sole power to vote or to direct the vote: 0
                (ii)  Shared power to vote or to direct the vote: 0

                (iii) Sole power to dispose or to direct the disposition of: 0
                 (iv) Shared power to dispose or to direct the disposition of: 0

Item 5       Ownership of Five Percent or Less of a Class:

             [X]

Item 6       Ownership of More than Five Percent on Behalf of Another Person:

             Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

             Not applicable.

Item 8       Identification and Classification of Members of the Group:

             Not Applicable.

Item 9       Notice of Dissolution of Group:

             Not Applicable.

Item 10      Certification:

             By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            GENFINA S.A.


Dated: December 21, 2001                    By: /s/ Jean-Francois Poncelet
                                                --------------------------------
                                            Name:   Jean-Francois Poncelet
                                            Title:  Director

                                POWER OF ATTORNEY


The undersigned, Genfina S.A., a "societe anonyme" under Belgian law with a registered office at rue Royale 30, B-1000 Brussels, Belgium,


hereby appoints as its attorney-in-fact, with full power of substitution:


                             Jean-Francois Poncelet



to execute in the name, place and stead of the undersigned Amendment No. 1 to the statement on Schedule 13G of Genfina S.A, dated January 6, 2000 (the "Schedule 13G"), (including any subsequent amendments to the Schedule 13G) with respect to the shares of Common Stock of Foamex International Inc., and to file the same, and any subsequent amendments to the Schedule 13G, with the United States Securities and Exchange Commission and the undersigned hereby agrees that this Power of Attorney be attached thereto.



GENFINA S.A.

By:  /s/ Jean-Jacques Massart
    --------------------------------
Name:    Jean-Jacques Massart
Title:   Chairman



By:  /s/ Jean-Pierre Standaert
    --------------------------------
Name:    Jean-Pierre Standaert
Title:   Director